ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

August 30, 2013

BY EDGAR Norman von Holtzendorff United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549	Andrew J. Ericksen TEL +1 713.229.1393 FAX +1 713.229.2793 aj.ericksen@bakerbotts.com

Re:	Cabot Oil & Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-10447

Dear Mr. von Holtzendorff:

We are writing on behalf of Cabot Oil & Gas Corporation to request additional time to respond to the Staff’s comment letter dated August 29, 2013 regarding the above-referenced filing. Cabot intends to file its response on or before Friday, September 27, 2013.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (713) 229-1393 or J. David Kirkland, Jr. of this office at (713) 229-1101. Thank you for your courtesy.

Very truly yours, Baker Botts L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

cc:	Mr. H. Roger Schwall, United States Securities and Exchange Commission

Mr. John Hodgin, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Mr. Todd M. Roemer, Cabot Oil & Gas Corporation

Ms. Deidre Schearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Chuck Chang, PricewaterhouseCoopers LLP